December 29, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: China Information Technology, Inc.

We have read the statements that we understand China Information Technology, Inc. (Commission File No. 001-35722) will include in the Form 6-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements.

Sincerely,

/s/ GHP Horwath, P.C.

GHP Horwath, P.C. is a member firm of Crowe Horwath International, a Swiss verein (Crowe Horwath). Each member firm of Crowe Horwath is a separate and independent legal entity. GHP Horwath, P.C. and its affiliates are not responsible or liable for any acts or omissions of Crowe Horwath or any other member of Crowe Horwath and specifically disclaim any and all responsibility or liability for acts or omissions of Crowe Horwath or any other Crowe Horwath member.